UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 – Exit Filing)*
Under the Securities Exchange Act of 1934

Expensify, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30219Q106
(CUSIP Number)

May 6, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219Q106	SCHEDULE 13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
David Martirano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,186,466 Shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,186,466 Shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,466 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30219Q106	SCHEDULE 13G	Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer:

Expensify, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

401 SW 5th Avenue
Portland, Oregon 97209

Item 2.

(a)	Names of Persons Filing:

David Martirano (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

50 Milk Street, 16th Floor
Boston, MA 02109

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

30219Q106

Item 3.

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference. The ownership information below represents the Reporting Person’s beneficial ownership of Class A Common Stock as of the date hereof, based upon 68,507,818 shares of Class A Common Stock outstanding as of May 5, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 30219Q106	SCHEDULE 13G	Page 4 of 5 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30219Q106	SCHEDULE 13G	Page 5 of 5 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 18, 2023

/s/ David Martirano
David Martirano